May 28, 2013

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Electrical Services, Inc.
Amendment No. 1 to Registration Statement on Form S-1 on Form S-3
Filed May 1, 2013
File No. 333-186786

Dear Ms. Long:

Set forth below are the responses of Integrated Electrical Services, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 14, 2013, with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 on Form S-3 (File No. 333-186786) (the “Registration Statement”), filed with the Commission on May 1, 2013. Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf. For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). We have also hand-delivered three copies of Amendment No. 2, together with the three copies of Amendment No. 2 that are marked to show all revisions to Amendment No. 1.

General

1.	Please provide updated financial statements to the extent required by Rule 3-12 of Regulation S-X.

Austin        Beijing        Dallas         Houston        London        New York        Research Triangle Park        The Woodlands        Washington, DC

Ms. Pamela A. Long

May 28, 2013

Response:

We acknowledge the Staff’s comment and direct the Staff to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (the “Form 10-Q”) as filed through EDGAR on May 13, 2013. We have revised the “Incorporation by Reference” section of the Registration Statement to specifically incorporate the Form 10-Q by reference.

Recent Developments, page 11

Merger Agreement, page 11

2.	We note that your disclosure on page 12 says that the Merger must be consummated on or before August 31, 2012. We believe this should be August 31, 2013. Please revise accordingly.

Response:

In response to the Staff’s comment, we have revised the Registration Statement accordingly.

3.	We note your disclaimer on page 13 stating that the representations and warranties in the Merger Agreement “may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.” We note that the Merger Agreement has been filed by you as part of your Form S-4 (333-188182) filed on April 26, 2013. Please remove this disclaimer or revise it to remove any suggestion that the Merger Agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to remove the disclaimer.

Selling Stockholders, page 21

4.	We note your response to comment three of our letter dated March 18, 2013. We believe that the selling stockholder table should be revised to show that Jeffrey L. Gendell is the beneficial owner of 8,562,409 shares of your common stock. In a footnote to the table you may explain that Mr. Gendell has shared voting and dispositive power over the shares that are owned by the Tontine entities.

Response:

In response to the Staff’s comment, we have revised the selling stockholder table beginning on page 22 of Amendment No. 2 to show that Jeffrey L. Gendell is deemed to be the beneficial owner of all 8,562,409 shares of the Company’s common stock that may be offered

Ms. Pamela A. Long

May 28, 2013

and sold from time to time by the selling stockholders pursuant to the prospectus. In addition, we have revised footnote (6) to the selling stockholder table to explain that Mr. Gendell has shared voting and dispositive power with respect to all but 7,916 of those shares.

On behalf of the Company, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 2 to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary

cc:	Gail Makode, Integrated Electrical Services, Inc.